

December 30, 2013

Via E-mail
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

Mr. Richard O'Toole
Vice President
Related Fund Management, LLC
60 Columbus Circle
New York, NY 10023

      **Re:**    **CommonWealth REIT**
               **Definitive Additional Solicitation Materials on Schedule14A**
               **Filed on December 18, 2013 by Corvex Management LP, Mr. Keith A.**
               **Meister, Related Fund Management, LLC, et al.**
               **File No. 001-09317**

Dear Mr. Meister and Mr. O'Toole:

      We have reviewed your filing and have the following comments.

Slide 4

1.      We note your statement that the Arbitration Panel ruled in your favor on "virtually all" of your requests. We understand that this is not the case. Please clarify your disclosure, or advise.

Slide 6

2.      Please remove the subtitle "The Arbitration Panel Has Spoken" from this slide, given that the award does not appear to address any of the matters addressed.

Slide 10

3.      This slide states that RMR may unilaterally restagger its board at any time. This appears to be a typo. If not, please explain the significance of this disclosure.

Slide 23

4.      Please disclose whether or not there are any specific arrangements or understandings with Mr. Lozier regarding his engagement if the consent solicitation is successful, and, if so, please disclose the terms.  Likewise, please disclose the specific terms of the agreement with CBRE.  See Item 5(b)(xii) of Schedule 14A.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.


                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions


cc:     Via E-mail
        Eduardo Gallardo, Esq.
        Gibson, Dunn & Crutcher LLP